EXHIBIT 21.1
SUBSIDIARIES OF OBLONG, INC.

The following is a list of subsidiaries of Oblong, Inc.

Company	Jurisdiction of Organization
GP Communications, LLC	Delaware
Oblong Industries, Inc.	Delaware
Oblong Industries Europe S.L.	Spain
Oblong Europe Limited	England and Wales